
October 13, 2011

Via E-mail
Mr. Dhru Desai
Chief Financial Officer
Quadrant 4 Systems Corporation
2850 Golf Road, Suite 405
Rolling Meadows, Illinois 60008

      Re: Quadrant 4 Systems Corporation
              Form 10-K for Fiscal Year Ended December 31, 2010
              Filed May 19, 2011
              Form 10-Q for Fiscal Quarter Ended June 30, 2011
              Filed August 17, 2011
              File No. 033-42498

Dear Mr. Desai:

      We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

General

    1. In a Form 8-K filed on June 2, 2010 you agreed to provide the financial statements of the business acquired and pro forma financial information given effect to the transaction within 75 days from the date of the report or before August 16, 2010. As of today you have not filed the related financial statements. Please revise or advise.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

3. Acquisitions, page F-9

   StoneGate Holdings

2. We note that on May 20, 2010 you acquired 100% of the outstanding shares of VSG
    Acquisition Inc., RMI Acquisition, Inc. and ISS Acquisition Inc. from StoneGate
    Holdings in exchange for 32,000.000 shares of your common stock. We also note
    that you identified the company as the accounting acquirer. It appears to us that
    StoneGate Holdings is the accounting acquirer since their shareholders as a group
    received the largest portion of the voting rights in the combined entity. Addressing
    the guidance in paragraphs 805-10-55-11 through 55-15 tell us how you concluded
    that the company is the accounting acquirer in this acquisition.

4. Intangible Assets, page F-10

3. Tell us and disclose in future filings your amortization periods for the customer lists
    and the basis for such periods.

7. Stockholders' Equity, page F-12 and 11. Subsequent Events, page F-13

4. For each transaction, tell us and disclose in future filings the value that you
    attributed to your stock and how it was determined. Further, we note that you sold
    shares of common stock and warrants to purchase shares of common stock at an
    exercise price of $0.60 per share. Pursuant to the subscription agreement, you
    agreed that, for five years thereafter, you would adjust the number and price of the
    warrants upon the occurrence of certain transactions that were not disclosed. We also
    note that you may call the warrants if after three years from issuance the price of the
    stock is above $.70 per share. In this regard, please tell us how you followed the
    guidance in ASC 815-40 and ASC 815-10 regarding determining whether an
    instrument (or an embedded feature) is indexed to your stock.

Form 10-Q for the Quarterly Period Ended June 30, 2011

General

Consolidated Statements of Cash Flow, page 5

5. Please show us how you computed the following line items: Acquisition of assets,
    net of liabilities assumed; Accounts and unbilled receivables; Other current assets;
    Accounts payable and accrued expenses; Proceeds from notes payable; Payments of

long-term debt; Payments of notes payable; and, Proceeds from sale of common stock.

Notes to Consolidated Financial Statements

Note 3 – Acquisitions

Quadrant 4 Solutions, Inc., page 9

6. It is unclear to us why you have not provided the required financial statements and pro forma financial information for this significant acquisition. We refer you to the letter dated July 22, 2011 from Kyle Moffatt of the Office of the Chief Accountant of our Division in response to your letter dated July 19, 2011 to that Office. This letter outlined the financial statements you need to provide in lieu of the full financial statements required by Rule 8-04 of Regulation S-X. Please revise or advise.

7. Further, with respect to your acquisition, it is unclear to us why you have not provided pro forma financial information for the required periods prepared in accordance with Rule 8-05 of Regulation S-X. Please revise or advise.

8. Please revise to include the disclosures required by ASC 805-10-50, 805-20-50, and 805-30-50. Provide us your proposed disclosures.

9. Based on your sales of stock as disclosed in Note 7, tell us how the parties were able to conclude that the 4,000,000 shares of common stock should be valued at $1 per share to determine the purchase price.

Note 4 – Intangible Assets, page 10

10. Tell us and disclose in future filings the amortization period for each intangible assets and how it was determined.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director